Date:	January 23, 2014		
Contact:	William W. Traynham, Chief Financial Officer *434-773-2242* **traynhamw@amnb.com**		

Traded:	NASDAQ Global Select Market	**Symbol:**	AMNB

AMERICAN NATIONAL BANKSHARES INC. REPORTS FOURTH QUARTER AND YEAR END 2013 EARNINGS

Q4 net income of $3.1 million and diluted EPS of $0.40

Net interest margin of 4.00% for Q4 2013

Nonperforming assets 0.65% of total assets

Average shareholders' equity of $168 million is 12.67% of average assets

Danville, VA -- American National Bankshares Inc. (NASDAQ: AMNB), parent company of American National Bank and Trust Company, today announced fourth quarter 2013 net income of $3,143,000 compared to $3,918,000 for the fourth quarter of 2012, a $775,000 or 19.8% decrease. Diluted earnings per share were $0.40 for the 2013 quarter compared to $0.50 for the 2012 quarter. Net income for the fourth quarter of 2013 produced a return on average assets of 0.95%, a return on average equity of 7.50%, and a return on average tangible equity of 10.86%.

Net income for 2013 was $15,747,000 compared to $16,006,000 for 2012, a $259,000 or 1.6% decrease. Diluted earnings per share were $2.00 for 2013 compared to $2.04 for 2012.

Earnings for 2013 and 2012 were favorably impacted by the July 2011 merger between American National and MidCarolina Financial Corporation ("MidCarolina").

Financial Performance and Overview

 Jeffrey V. Haley, President and Chief Executive Officer, reported, "American National had an excellent year in 2013.

"Our balance sheet grew, on a percentage basis, as we anticipated a year ago, in the low single digits.

"At December 31, 2013, American National had $794,671,000 in loans compared to $788,705,000 at December 31, 2012, an increase of $5,966,000 or 0.8%.

"At December 31, 2013, American National had $1,057,675,000 in deposits compared to $1,027,667,000 at December 31, 2012, an increase of $30,008,000 or 2.9%. The deposit growth was strong in non-maturity (core) deposits. We are continuously attempting to grow core deposits and their affiliated relationships, but the challenge in this ongoing low rate environment is to do that in a cost effective and competitive manner. Our cost of deposits for the fourth quarter was 0.63%, compared to 0.75% for the 2012 quarter.

"On the income statement side, our net income for the fourth quarter was $3,143,000. This is down from $3,918,000 in the same quarter of 2012. Income for the quarter was adversely impacted by an expected reduction in accretion income and some unusual factors: our benefits cost increased roughly $300,000, because of pension settlement charges and an uptick in health insurance, and we recognized large valuation charges of $627,000 on some foreclosed real estate.

 "Our net income for 2013 was excellent, $15,747,000. This is down slightly from $16,006,000 for 2012. A large portion of our earnings were driven by the July 2011 merger with MidCarolina. Approximately $1,345,000 of pretax income for the fourth quarter of 2013 and $6,265,000 for the year was directly related to various ongoing fair value adjustments, the vast majority of which results from the loan portfolio purchase discount.

"We want our investors to understand that the favorable earnings impact of the merger and the related fair value accounting is unwinding rapidly quarter to quarter and year to year. We are now two and a half years from the merger date. This decline is normal in the context of current rules for merger accounting.

"It's not just about numbers. Behind our numbers and financial metrics are the decisions and actions of a cadre of highly talented employees. This past year we were especially pleased and fortunate to add two new strategic hires to American National: Gregg Strader and Michelle Gaydica. Gregg Strader, a former executive with Iberia Bank, with wide ranging experience in strategic matters, has assumed the key executive leadership role of Chief Banking Officer. Michelle Gaydica brings a variety and wealth of community banking experience to us and will lead our Retail strategic efforts. We believe these two new people, along with our many other valued associates, are integral parts of the infrastructure we are building for the future of American National."

Haley concluded, "I am an optimist about American National. We're all aware of the many challenges, economic, regulatory, technological, and operational facing our industry. But, nevertheless, there are and will continue to be opportunities for banks with strong capital, superior asset quality and a culture of imagination. In the meantime, we are continuing our quest for high quality organic growth, which we anticipate will be in the low single digit percentage range this year, and, at the same time, preparing American National for appropriate strategic acquisition opportunities that may arise."

Capital

American National's capital ratios remain strong and exceed all regulatory requirements.

For the quarter ended December 31, 2013, average shareholders' equity was 12.67% of average assets, compared to 12.60% at December 31, 2012.

Book value per common share was $21.23 at December 31, 2013, compared to $20.80 at December 31, 2012.

Tangible book value per common share was $15.89 at December 31, 2013, compared to $15.23 at December 31, 2012.

Credit Quality Measurements

Non-performing assets ($5,071,000 of non-performing loans and $3,422,000 of foreclosed real estate) represented 0.65% of total assets at December 31, 2013, compared to 0.90% at December 31, 2012.

Annualized net charge offs to average loans were four basis points (0.04%) for the 2013 fourth quarter, compared to 11 basis points (0.11%) for the same quarter in 2012.

Net recoveries to average loans were two basis points (0.02%) for 2013 compared to net charge offs of seven basis points (0.07%) for 2012.

The allowance for loan losses as a percentage of total loans was 1.59% at December 31, 2013 compared to 1.54% at December 31, 2012. The primary driver of this increase has been renewals of performing acquired loans aggregating approximately $40 million over the past year, which are now part of the regular allowance analysis. In addition, American National has had strong loan recoveries during 2013.

Other real estate owned was $3,422,000 at December 31, 2013, compared to $4,660,000 at December 31, 2012. The current level of other real estate is the lowest level in the past four years for American National.

Net Interest Income

Net interest income before provision for loan losses decreased to $11,505,000 in the fourth quarter of 2013 from $12,177,000 in fourth quarter of 2012, a decrease of $672,000 or 5.5%.

For the 2013 quarter, the net interest margin was 4.00% compared to 4.37% for the same quarter in 2012, a decrease of 37 basis points (0.37%). This decline was driven by falling yields on earning assets, impacted by lower rates and volumes and lower levels of accretion income, and was partially mitigated by reduced cost of interest bearing liabilities.

Provision expense

Provision expense for the fourth quarter of 2013 was zero compared to $334,000 for the fourth quarter of 2012.

The need for additional provision expense has been positively impacted by unusually strong loan recoveries and strong asset quality metrics.

Noninterest Income

Noninterest income totaled $2,604,000 in the fourth quarter of 2013, compared with $2,686,000 in the fourth quarter of 2012, a decrease of $82,000 or 3.1%. The decrease was primarily the result of lower mortgage banking income, but was partially mitigated by improved trust income.

Noninterest Expense

Noninterest expense totaled $9,904,000 in the fourth quarter of 2013, compared to $9,003,000 in the fourth quarter of 2012, an increase of $901,000 or 10.0%.   The largest driver of this increase was a fourth quarter increase in foreclosed real estate expense, which totaled $744,000 or 83.6% of the change. Most of this increase related to property valuation write-downs of $627,000 resulting from recently updated appraisals.

 About American National

American National Bankshares Inc. is a multi-state bank holding company with total assets of approximately $1.3 billion. Headquartered in Danville, Virginia, American National is the parent company of American National Bank and Trust Company. American National Bank is a community bank serving southern and central Virginia and north central North Carolina with 25 banking offices and two loan production offices. American National Bank and Trust Company also manages an additional $628 million of trust, investment and brokerage assets in its Trust and Investment Services Division. Additional information about the company and the bank is available on the bank's website at www.amnb.com.

Shares of American National are traded on the NASDAQ Global Select Market under the symbol "AMNB."

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of federal securities laws. Certain of the statements involve significant risks and uncertainties. The statements herein are based on certain assumptions and analyses by American National and are factors it believes are appropriate in the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies or guidelines; significant changes in the economic scenario; significant changes in regulatory requirements; significant changes in securities markets; and changes regarding acquisitions and dispositions. Consequently, all forward-looking statements made herein are qualified by these cautionary statements and the cautionary language in American National's most recent Form 10-K report and other documents filed with the Securities and Exchange Commission. American National Bankshares Inc. does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.